

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

May 16, 2016

Via E-mail
Mr. Kevin Nanke
Chief Financial Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado  80202

> **Re:** **Lilis Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 8-K Filed May 11, 2016**
> **File No. 1-35330**

Dear Mr. Nanke:

We have completed our review of your filings as of May 11, 2016.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources